Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACT SHEET (T2017)

Offering Period: February 1, 2021 – February 18, 2021

Digital Barrier Notes due August 24, 2022

Linked to the Performance of the Lowest Performing of the Russell 2000® Index and the Communication Services Select Sector SPDR® Fund

Product Terms

•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then you will receive a Redemption Amount that will equal, for each $1,000 principal amount of securities, $1,000 multiplied by the sum of one plus the Fixed Payment Percentage.
•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.
•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be February 19, 2021
Settlement Date:	Expected to be February 24, 2021
Underlyings:	The Russell 2000® Index and the Communication Services Select Sector SPDR® Fund
Fixed Payment Percentage**:	Expected to be at least 24.50%.
Knock-In Level**:	For each Underlying, approximately 80% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	For each $1,000 principal amount of securities, $1,000 x (1 +Security Performance Factor).
Security Performance Factor:	The Security Performance Factor is expressed as a percentage and is calculated as follows:
If: (a) the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then the Security Performance Factor will equal the Fixed Payment Percentage; or (b) the Final Level of the Lowest Performing Underlying is less than its Initial Level and (i) a Knock-In Event has occurred, then the Security Performance Factor will equal the Underlying Return of the Lowest Performing Underlying; or (ii) a Knock-In Event has not occurred, then the Security Performance Factor will equal zero.
Underlying Return:	For each Underlying: Final Level – Initial Level Initial Level
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Valuation Date:	August 19, 2022
Maturity Date:	August 24, 2022
CUSIP:	22552XAA1
Fees:	Certain fiduciary accounts may pay a purchase price of at least $997.50 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may pay varying discounts and commissions of $2.50 per $1,000 principal amount of securities, of which $2.50 may be paid to certain institutions or service providers on securities not sold to certain fiduciary accounts in consideration for providing education, structuring or other services with respect to the distribution of the securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. The Agent(s) through whom we distribute securities may enter into arrangements with other institutions with respect to the distribution of the securities, and those institutions may share in the commissions, discounts or other compensation received by the Agent(s), may be compensated separately and may also receive commissions from purchasers for whom they may act as agents. In addition, an affiliate of ours will pay referral fees of $3 per $1,000 principal amount of securities. The Agent(s) may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $910 and $960 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

**To be determined on the Trade Date.

Certain Product Characteristics

•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then you will receive a Redemption Amount that will equal, for each $1,000 principal amount of securities, $1,000 multiplied by the sum of one plus the Fixed Payment Percentage.
•	Fixed Payment Percentage expected to be at least 24.50%.**
•	If a Knock-In Event has occurred, full downside participation in the depreciation of the Lowest Performing Underlying.
•	For each Underlying, a Knock-In Level of approximately 80%** of its Initial Level.

Hypothetical Returns at Maturity

Underlying Return of the Lowest Performing Underlying	Security Performance Factor(1)(3)	Redemption Amount per $1,000 Principal Amount(1)(2)(3)
60%	24.50%	$1,245
50%	24.50%	$1,245
40%	24.50%	$1,245
30%	24.50%	$1,245
24.50%	24.50%	$1,245
20%	24.50%	$1,245
10%	24.50%	$1,245
0%	24.50%	$1,245
-10%	0%	$1,000
-20%	0%	$1,000
-21%	-21%	$790
-30%	-30%	$700
-40%	-40%	$600
-50%	-50%	$500
-60%	-60%	$400
(1)	Assumes a Fixed Payment Percentage of 24.50%**
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(3)	Assumes a Knock-In Level of 80%**

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities do not pay interest.
•	The probability that the Final Level of the Lowest Performing Underlying will be less than its Knock-In Level will depend on the volatility of such Underlying.
•	The return on the securities is affected by the Final Level of the Lowest Performing Underlying and the occurrence of a Knock-In Event.
•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.
•	The appreciation potential of the securities will be limited to the Fixed Payment Percentage, even if the Final Level of one or more Underlyings increases from its Initial Level by more than the Fixed Payment Percentage.
•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: February 1, 2021 – February 18, 2021

Digital Barrier Notes due August 24, 2022

Linked to the Performance of the Lowest Performing of the Russell 2000® Index and the Communication Services Select Sector SPDR® Fund

Additional Risk Considerations

Risks Relating to the Securities Generally

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Risks Relating to the Underlyings

•	The securities are linked to the Russell 2000® Index and are subject to the risks associated with small-capitalization companies.

•	Although shares of Communication Services Select Sector SPDR® Fund are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of Communication Services Select Sector SPDR® Fund or that there will be liquidity in the trading market.

•	The performance and market value of Communication Services Select Sector SPDR® Fund, particularly during periods of market volatility, may not correlate to the performance of the index tracked by Communication Services Select Sector SPDR® Fund.

•	The stocks included in the Communication Services Select Sector SPDR® Fund are concentrated in one particular sector.

•	The Communication Services Select Sector SPDR® Fund has a limited trading history.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to shares of the Communication Services Select Sector SPDR® Fund or the assets that comprise the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Communication Services Select Sector SPDR® Fund or the assets that comprise the Underlyings.

•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

Risks Relating to the Issuer

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

Risks Relating to Conflicts of Interest

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated January 29, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010321001295/dp145151_424b2-t2017.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.